UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 27 May 2009

Mobinil (Egypt): France Telecom will use all national and international legal channels to challenge obstructive rulings by the Egyptian market authorities

The Egyptian Capital Market Authority (CMA) today rejected the proposal made by France Telecom on 19 May for a tender offer to ECMS shareholders at 237 Egyptian pounds per share. This price represents a 58% premium on the 5 April 2009 closing price (the last price before the arbitration ruling was announced) and a 43% premium on the latest 6-month weighted average. France Telecom regrets this decision, which, above all, penalizes the minority shareholders of ECMS. In these circumstances, France Telecom is no longer able to pursue its proposed tender offer for ECMS shares.

The Egyptian market authorities have decided on the one hand to block the execution of an enforceable arbitration ruling by the International Chamber of Commerce, and on the other hand to reject the proposed public offering on a highly questionable basis, despite the fact that it is based on a price determined following talks with the market authorities themselves. Under these circumstances, France Telecom will use all national and international legal channels to challenge the market authorities' rulings and re-establish its rights.

In addition, France Telecom highlights that as the arbitration ruling was not challenged within the required legal deadlines, it is consequently "executable in its form and substance" as confirmed on 7 May by the District Court of Geneva, the same jurisdictional district as the Arbitration Court. As France Telecom did not receive the Mobinil securities currently owned by Orascom Telecom by 10 April in accordance with the ruling, Orascom Telecom must pay France Telecom a fine of 50,000 USD per day until the transfer of the securities.

France Telecom reiterates that it has taken the initiative in discussions with Orascom Telecom since the arbitration ruling of 10 March. These discussions have led only to unilateral declarations by Orascom Telecom that bear no relation to the legal and financial facts as they stand and that have caused confusion in the market and the public opinion.

As the main shareholder of Mobinil since its creation, and with a controlling stake in ECMS, France Telecom will take all necessary steps to ensure that the operator Mobinil is able to continue its development for the benefit of all its customers. The Group wishes to reaffirm its full confidence in the management team and employees of ECMS.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 (12.7 billion euros in the first quarter of 2009) and, at 31 March 2009, a customer base of almost 184 million customers in 30 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 123 million customers. At the first quarter of 2009, the Group had 123 million mobile customers worldwide and 13 million broadband Internet (ADSL) customers in Europe. Orange is the number three mobile operator and the number one provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Contacts presse +33 1 44 44 93 93

Béatrice Mandine, beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine, bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 27, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer